Exhibit 2.6

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of April 9, 2008 (the “Execution Date”) is made by and among DIOMED HOLDINGS, INC., a Delaware corporation (“Holdings”), DIOMED, INC., a Delaware corporation (“Sub” and together with Holdings, the “Sellers”, and each individually “Seller”) and ANGIODYNAMICS, INC. a Delaware corporation, or a corporation formed for the purpose of acquiring the Business and controlled by ANGIODYNAMICS, INC. (the “Buyer”). Capitalized terms used in this Agreement are defined or cross-referenced in Exhibit A.

BACKGROUND INFORMATION

A. On March 14, 2008 (the “Petition Date”), Sellers commenced voluntary cases for reorganization (the “Bankruptcy Case”) under Chapter 11 of the Bankruptcy Code, 11 U.S.C. § § 101 et seq. (the “Bankruptcy Code”), in the United States Bankruptcy Court for the District of Massachusetts (Western Division) (the “Bankruptcy Court”) and docketed as case nos. 08-40749-JBR and 08-40750-JBR respectively.

B. Sellers develop and commercialize minimally invasive medical procedures that employ laser technology, including associated products, the primary focus of which is endovenous laser treatment (“EVLT”) of varicose veins (the “Business”).

C. Buyer desires to purchase the Business and assume the Assumed Liabilities from Sellers, and Sellers desire to sell, convey, assign and transfer to Buyer the Business, together with the Assumed Liabilities, all in the manner and subject to the terms and conditions set forth in this Agreement and in accordance with sections 105, 363 and 365 and other applicable provisions of the Bankruptcy Code.

D. The Business and Assumed Liabilities are assets and liabilities of Sellers and are to be purchased and assumed by Buyer pursuant to an order, in the form attached as Exhibit B or such other form satisfactory to Buyer in its sole discretion (the “Bankruptcy Sale Order”), approving such sale pursuant to sections 105, 363 and 365 of the Bankruptcy Code, which order will include the authorization for the assumption by Sellers and assignment to Buyer of the Acquired Contracts and liabilities thereunder in accordance with section 365 of the Bankruptcy Code, all in the manner and subject to the terms and conditions set forth in this Agreement and the Bankruptcy Sale Order, and in accordance with other applicable provisions of the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”).

E. The transactions contemplated by this Agreement are essential and necessary to the confirmation of the Sellers’ anticipated liquidating plan of reorganization.

STATEMENT OF AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sellers and Buyer hereby agree as follows:

ARTICLE 1. PURCHASE AND SALE OF THE ACQUIRED ASSETS

SECTION 1.1 Transfer of Acquired Assets. At the Closing, and upon the terms and conditions herein set forth, Sellers shall sell to Buyer, and Buyer shall acquire from Sellers, all right, title and interest of Sellers in, to and under the Acquired Assets, free and clear of all Liens. “Acquired Assets” shall mean all of the properties, assets and rights of Sellers, wherever located, whether personal, tangible or intangible, wherever located and whether now existing or hereafter acquired or arising relating to or involved in the Business, excluding only the Excluded Assets, including, without limitation:

(a) all (i) owned equipment, machinery, furniture, fixtures and improvements of Sellers (the “Owned Machinery and Equipment”), including, without limitation, all Owned Machinery and Equipment that is being stored, repaired, refurbished, modified or updated, including without limitation the Owned Machinery and Equipment listed on Schedule 1.1(a) and (ii) rights of Sellers to express or implied warranties and licenses received from manufacturers, sellers and suppliers of the Owned Machinery and Equipment;

(b) those Contracts listed on Schedule 1.1(b) as an Acquired Contract (collectively, the “Acquired Contracts”) and all deposits made under any Acquired Contract;

(c) all Accounts Receivable;

(d) all Inventory of Sellers;

(e) all Supplies of Sellers and all rights of Sellers to express or implied warranties and licenses received from manufacturers, sellers and suppliers of the Supplies;

(f) other than the Excluded Asset set forth Section 1.2(l), all Intellectual Property and Technology owned by any Seller, assigned to any Seller or licensed to any Seller (collectively, the “Acquired Intellectual Property”), including but not limited to the Intellectual Property and Technology listed on Schedule 1.1(f) and intangible personal property associated with the Business, including customer lists, marketing materials and installed base;

(g) all computer hardware and software (including, without limitation, process control software) owned by any Seller or licensed to any Seller, including but not limited to the computer hardware and software listed on Schedule 1.1(g);

(h) all permits, authorizations and licenses (collectively, the “Permits”) issued to Sellers by any Government and all pending applications, including but not limited to the Permits and applications set forth on Schedule 1.1(h) all to the extent assignable;

(i) except for the Employment Records or such records as may be subject to the attorney/client privilege, copies or originals of all books, files, documents and records owned by Sellers (in whatever format they exist, whether in hard copy or electronic format), including, without limitation, customer lists, historical customer files, accounting records, test results, product specifications, plans, data, studies, drawings, diagrams, training manuals, engineering data, safety and environmental reports and documents, maintenance schedules and operating and production records, inventory records, business plans, credit records of customers, and marketing materials; and

(j) all goodwill of Sellers.

SECTION 1.2 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, Sellers shall retain only the properties and assets of Sellers set forth below (all such properties and assets not being acquired by Buyer being herein referred to as the “Excluded Assets”):

(a) all Sellers’ Cash held in the bank accounts on the Closing Date, [and the assets of Sellers set forth on Schedule 1.2(a) (and any proceeds from the disposition thereof)];

(b) all of Sellers’ rights to insurance proceeds or other Contracts of insurance or indemnity (or similar agreement) recoveries, including, without limitation of any Sellers’ directors, officers and corporate liability insurance policies;

(c) all rights to or Claims for refunds, overpayments or rebates of Taxes, as well as any rights to drawbacks, rebates or reimbursements, deposits or retainers;

(d) all Claims of Sellers arising under the Bankruptcy Code or under similar state law of Sellers, including but not limited to claims arising from or related to sections 544 through 550 of the Bankruptcy Code;

(e) all litigation Claims, including but not limited to (i) judgments in favor of Sub against Vascular Solutions, Inc.; and (ii) indemnification claims of Holdings, Sub or Diomed Ltd. or any of their respective directors, officers, employees, agents or representatives arising under their respective organization and operating documents or any contract or agreement to which any of them is a party under any applicable law, counterclaims under any threatened or pending action (including, without limitation, pending patent infringement litigation against Sellers commenced by VNUS Medical Technologies, Inc.);

(f) any asset of Sellers that otherwise would constitute an Acquired Asset but for the fact that such asset has been conveyed, leased or otherwise disposed of prior to or on the Closing Date in accordance with Sellers’ obligations under this Agreement, including, but not limited to, those obligations set forth in Section 5.1(a);

(g) all Contracts that are not Acquired Contracts;

(h) all amounts due to Sellers from any Affiliate of any Seller;

(i) all books, files and records owned by Sellers that relate to any of the Excluded Assets and current or former employees and other personnel, including, without limitation, books, files and records that are related to medical history, medical insurance or other medical matters and to workers’

compensation and to the evaluation, appraisal or performance of current or former employees and other personnel of Sellers (collectively, the “Employment Records”) and Sellers’ accounting records;

(j) all shares of capital stock or equity or other ownership interest in Diomed Limited, Diolaser Mexico SA DE CV and Lumintex Corporation;

(k) all corporate seals, minute books, charter documents, stock transfer records, record books, original Tax and financial records and such other files, books and records relating solely to the Excluded Assets or to the organization, existence or capitalization of Sellers or of any other Person; and

(l) the 777 Patent and the exclusive license with respect thereto.

SECTION 1.3 Assumption of Liabilities. At the Closing, Buyer shall assume, and thereafter pay perform and discharge, when due all of the following liabilities (the “Assumed Liabilities”), which Assumed Liabilities are listed by category:

(a) all liabilities and obligations of Sellers with respect to Acquired Contracts first arising after the Closing Date, which liabilities and obligations are required to be paid by Buyer in accordance with section 365(k) of the Bankruptcy Code;

(b) Buyer will perform warranty work for warranty claims for Products sold before the Closing Date; and

(c) Ordinary Course of Business wage, benefit and/or commission claims of employees of Sellers who will become employees of Buyer on the Closing Date in the event that the Closing Date occurs at any time prior to the conclusion of any pay period of Sellers, up to a maximum of $160,000 with respect to salaries and up to an additional $160,000 with respect to commissions.

SECTION 1.4 Retention of Liabilities. Buyer is assuming only the Assumed Liabilities and is not assuming any other liability or obligation of any Seller of whatever nature, whether presently in existence or arising hereafter. All such other liabilities and obligations shall be retained by and remain liabilities and obligations of Sellers (all such liabilities are, collectively, the ‘Excluded Liabilities”). For avoidance of doubt, the Excluded Liabilities include, without limitation, the following liabilities and obligations:

(a) all liabilities and obligations of Sellers relating to Excluded Assets;

(b) any and all liabilities that arise from the manufacture, distribution or sale of Products prior to the Closing Date, other than the warranty work referenced in Section 1.3(b);

(c) all liabilities and obligations of Sellers arising pursuant to the Massachusetts Workers’ Compensation Act or pursuant to the actions, resolutions, rules or regulations of the Massachusetts Workers’ Compensation Commission, including all workers’ compensation claims or suits of any type, whether state or federal claims, including, without limitation, actions for employment discrimination, actions for wrongful opposition to a claim or any other claim or benefits of any kind, whether now known or unknown, whenever incurred or filed, which have occurred or arise from work-related injuries, diseases, death, exposures, intentional torts, acts of discrimination or other incidents, acts, or injuries prior to the Closing Date, or otherwise arising out of or related to the employment of persons by the Sellers, and all premiums, assessments or other obligations related in any way to workers’ compensation or work-related liabilities arising prior to the Closing Date or otherwise arising out of or related to the activities of Sellers;

(d) all of Sellers’ accounts payable, whether arising before or after each Seller’s respective Petition Date;

(e) any liability whatsoever arising out of or relating to any actions taken or not taken by or on behalf of Sellers on or prior to or subsequent to the Closing Date, under any notice and other labor requirements of applicable federal, state, local or other law or regulation in connection with the transaction contemplated by this Agreement, including, without limitation, under the Worker Adjustment and Retraining Notification Act (the “Warn Act”) arising out of or relating to the Sellers’ termination of any of its employees at any time;

(f) all liabilities and obligations of Sellers to employees employed in connection with the Business arising prior to the Closing Date, including (i) bonus, severance or similar payments or arrangements or other incentive compensation, and (ii) liabilities and obligations related to Sellers’ Employee Benefit Plans; and

(g) all liabilities and obligations of any Seller of whatever nature whether presently in existence or hereafter arising, other than the Assumed Liabilities.

ARTICLE 2. CONSIDERATION

SECTION 2.1 Purchase Price. The aggregate consideration for the sale, transfer, assignment and conveyance of the Acquired Assets will be (a) $8,000,000 in cash (the “Purchase Price”), and (b) the assumption by Buyer of the Assumed Liabilities (such assumption, together with the Purchase Price, the “Total Consideration”), less any reduction to Total Consideration arising out of damage to the Acquired Assets as provided in Section 8.1(i), so long as Buyer does not terminate its obligations under this Agreement pursuant to Section 8.1(i). The Purchase Price shall be payable in accordance with Section 3.3(a).

SECTION 2.2 Debtor-in-Possession Financing. Buyer will provide up to $1,300,000 in debtor-in-possession financing pursuant to Section 364(c) of the Bankruptcy Code (the “DIP Loan”) on terms and conditions set forth in that DIP Loan Term Sheet attached hereto and incorporated herein by reference as Exhibit C, including but not limited to a first priority security interest in all of Sellers’ assets. The actual principal amount of the DIP Loan unpaid and outstanding on the Closing Date shall be credited against the Purchase Price on a dollar for dollar basis.

SECTION 2.3 Transaction Deposit. Buyer shall deliver an earnest money deposit of $800,000 (the “Buyer’s Deposit”), unless a different sum is required by order of the Bankruptcy Court, to counsel for Sellers within three Business Days of the entry of the Bidding Procedures Order. Such deposit shall be held in escrow in an interest bearing account, with accrued interest added to the Buyer’s Deposit, in accordance with the terms of the Bidding Procedures Order and shall be subject to refund in accordance with Section 8.2.

SECTION 2.4 Adjustment of Purchase Price.

(a) As of March 31, 2008, the Accounts Receivable were valued at [$1,541,739] (the “Target A/R Value”) and the Inventory was valued at [$2,090,792] (the “Target Inventory Value”). Buyer acknowledges that Sellers' books and records value finished goods inventory purchased from Diomed Ltd. at a transfer price no higher than the price that Diomed Ltd. sells similar inventory to third party purchasers at volumes substantially similar to that purchased from Diomed Ltd. by Sellers.

(b) As soon as practicable, and in any event within seven (7) days following the Closing, Sellers shall deliver to Buyer one or more statements, each prepared on the same basis and using the same principles, policies and practices that were used by Sellers to prepare the Target A/R Value and the Target Inventory Value, setting forth the value of (i) the Accounts Receivable of the Business as of the Closing Date (the “Closing A/R Value”) and (ii) the Inventory of the Business as of the Closing Date (the “Closing Inventory Value”).

(c) Buyer shall have fifteen (15) days from the date it receives the latest of Seller’s statements described in clause (b) above (the “Objection Period”) in which to review such statement(s). If, in Buyer’s good faith judgment, Seller’s statement(s) do not fairly present the Closing A/R Value or the Closing Inventory Value, Buyer shall have the right to propose an adjustment to the Closing A/R Value and Closing Inventory Value or any component thereof within the Objection Period. Any such proposed adjustment shall be in writing (the “Adjustment Notice”) and shall specify (i) the amount of the proposed adjustment, (ii) the item to which such proposed adjustment relates, and (iii) the facts and circumstances supporting the reasonableness of such adjustment. Upon the submission of any Adjustment Notice, Buyer and Sellers shall work together in good faith after Sellers’ receipt of such Adjustment Notice in an attempt to agree on the Closing A/R Value and the Closing Inventory Value.

(d) If such dispute is not resolved within fifteen (15) days after Sellers’ receipt of the Adjustment Notice, the dispute shall be submitted for resolution by a nationally recognized firm of certified public accountants (the “Accounting Firm”). Each of Buyer and Sellers shall propose a firm to be selected as the Accounting Firm, and if the parties agree on one of such firms, such firm shall be the Accounting Firm. If the parties are unable to agree on the selection of the Accounting Firm, then the Accounting Firm shall be a nationally recognized firm of certified public accountants that is agreed upon by the two accounting firms previously selected by Buyer and Sellers. The decision of the Accounting Firm shall as to the resolution of the dispute shall be conclusive and binding on the parties. The fees and expenses of the Accounting Firm shall be borne by the Non-Prevailing Party. “Non-Prevailing Party” in any controversy, shall mean the party whose determination of the amount in controversy presented to the Accounting Firm designated pursuant to the terms of this Agreement is further from the final determination of the Accounting Firm.

(e) If Buyer fails to submit an Adjustment Notice within the Objection Period, then Buyer shall be deemed to have accepted Seller’s Closing A/R Value and Closing Inventory Value.

(f) Based on the Closing A/R Value and the Closing Inventory Value, the following adjustments to the Purchase Price shall be made:

(i) if the Closing A/R Value is greater that the Target A/R Value, then Buyer shall pay Sellers an amount equal to such difference;

(ii) if the Target A/R Value is greater than the Closing A/R Value, then Sellers shall pay Buyer an amount equal to such difference;

(iii) if the Closing Inventory Value is greater than the Target Inventory Value, then Buyer shall pay Seller an amount equal to such difference; and

(iv) if the Target Inventory Value is greater than the Closing Inventory Value, then Seller shall pay Buyer an amount equal to such difference.

(g) Any net payments required to be made under clause (f) above, shall be made within five (5) days of the later of:

(i) the expiration of the Objection Period,

(ii) the date on which Buyer and Seller agree on the Closing A/R Value or the Closing Inventory Value, or

(iii) the date on which the decision of the Accounting Firm is rendered. All payments required to be made by Buyer or Seller pursuant to this clause (g) shall be paid to Buyer or Seller, as the case may be, by wire transfer of immediately available funds to such bank account as the recipient shall designate in writing, and shall be deemed to effect an increase or reduction, as the case may be, in the Purchase Price.

ARTICLE 3. CLOSING AND DELIVERIES

SECTION 3.1 Closing. The consummation of the transactions contemplated hereby (the “Closing”) shall take place at the offices of McGuireWoods LLP, 1345 Avenue of the Americas, 7th Floor, New York, NY 10105, at 10:00 a.m. (E.S.T.) on the first Business Day following the satisfaction or waiver by the appropriate party of all the conditions contained in Article 7 or on such other date or at such other place and time as may be mutually agreed to by the parties (the “Closing Date”). All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing shall be deemed to have been taken and executed simultaneously and no proceedings shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

SECTION 3.2 Sellers’ Deliveries.

At the Closing, Sellers shall deliver the following to Buyer:

(a) The sale, transfer, assignment, conveyance and delivery of the Acquired Assets, including but not limited to the Acquired Contracts, by bills of sale, endorsements, assignments and other instruments of transfer and conveyance in form and substance reasonably acceptable to Buyer;

(b) A certified copy of the Bankruptcy Sale Order in the form noted in the attached Exhibit B. For purposes of clarity, the Bankruptcy Sale Order shall contain the provisions, findings and orders as set forth in the attached Exhibit B, including, but not limited to, the following:

(i) that the terms and conditions of the sale of the Acquired Assets to Buyer as set forth herein are approved;

(ii) that the sale of the Acquired Assets to Buyer is free and clear, other than for Assumed Liabilities, of any and all Liens, claims, interests, and encumbrances of any type or nature whatsoever pursuant to section 363 of the Bankruptcy Code;

(iii) that Sellers hold good and marketable title to the Acquired Assets;

(iv) that the Total Consideration constitutes fair value for the Acquired Assets;

(v) that Buyer is acquiring none of the Excluded Assets;

(vi) that the transactions contemplated by this Agreement were negotiated at arm’s length, that the Buyer acted in good faith in all respects and that Buyer and its assignees and designees are entitled to the protections of Section 363(m) of the Bankruptcy Code;

(vii) that notice of the transactions contemplated hereby was good and sufficient and was provided timely to all creditors listed in the Debtors’ Schedules filed in their bankruptcy cases and other parties-in-interest, including, without limitation, any and all creditors holding Liens or encumbrances on the Acquired Assets or any of them and to any non-debtor parties, guarantors or obligors, and to any other party to whom notice was required pursuant to the Federal Rules of Bankruptcy Procedure;

(viii) that the Sellers are authorized to assume and assign to Buyer each of the Acquired Contracts set forth on Schedule 1.1(b); provided, that Sellers shall have sole responsibility of paying the cure costs required to be paid in accordance with section 365(b)(1)(A) of the Bankruptcy Code and Section 7.2(k) of this Agreement;

(ix) that the Sellers are authorized and directed to consummate the transactions contemplated by this Agreement and to comply in all respects with the terms of this Agreement and to prosecute vigorously, and at the expense of Sellers’ estates, all necessary judicial proceedings;

(x) that the sale process conducted by Sellers and/or its agents (including any auction or bid solicitation process) was non-collusive, fair and reasonable and was conducted in good faith;

(xi) that Buyer and Sellers did not engage in any conduct which would allow the transactions contemplated by this Agreement to be set aside pursuant to Section 363(n) of the Bankruptcy Code;

(xii) that Buyer is not a successor to, or otherwise liable for, the debts or obligations of the Sellers, other than as specifically set forth in this Agreement with respect to the Assumed Liabilities;

(xiii) that, pursuant to Section 105 of the Bankruptcy Code, any creditors of Sellers are prohibited from taking any actions against Buyer or the Acquired Assets except in connection with liabilities expressly assumed by Buyer herein;

(xiv) that Buyer shall not be deemed a successor employer to the Sellers for purposes of any liability arising under the Warn Act, any similar state or local law, or any collective bargaining agreement or other labor or employment agreement; and

(xv) that the Order is binding upon any successors to the Sellers, including any Chapter 7 Trustees;

(e) A certificate, dated as of the Closing Date, duly executed by each Seller’s President, certifying the accuracy of the matters set forth in Section 7.2(a) and 7.2(b), in form and substance reasonably satisfactory to Buyer;

(f) Good standing certificates of Sellers issued by the Secretary of State of Delaware and the Secretary of State of Massachusetts issued within ten (10) days of the Closing Date;

(g) A settlement statement in form and substance satisfactory to the parties hereto, regarding certain Closing matters, including any adjustments to the Purchase Price, executed by Sellers;

(h) Any Consents to assignments from third parties relating to the Acquired Contracts that require such consents, as shown on Schedule 4.1(e), as well as any other Consents that Seller is legally obligated to obtain to the extent that the failure to obtain any such Consent would cause a Material Adverse Effect with respect to the Business;

(i) Legal, valid and binding UCC-3 termination statements (in form and substance reasonably satisfactory to Sellers, Buyer and their counsel), in recordable form, for which a UCC financing statement is of record with respect to any of the Acquired Assets;

(j) An opinion of counsel for Sellers, in the form attached as Exhibit E;

(k) An agreement executed by Sellers in form and substance reasonably satisfactory to the parties: (i) granting Buyer a right of first refusal with respect to the sale or transfer of the 777 Patent and the exclusive license with respect thereto, and (ii) a release and agreement not to sue or otherwise file legal actions against Buyer for infringement of the 777 Patent, which shall be binding upon Sellers’ successors and assigns; and

(l) Such other bills of sale, certificates of title, documents and other instruments of transfer and such other instruments of conveyance as Buyer may reasonably request in order to effect the sale, transfer, conveyance and assignment to Buyer of valid ownership of the Acquired Assets and such other documents as Seller may reasonably be requested by Buyer, each in form and substance reasonably satisfactory to Buyer;

SECTION 3.3 Buyer’s Deliveries.

At the Closing, Buyer shall deliver the following to Sellers:

(a) Payment of the Purchase Price, less the Buyer’s Deposit, the unpaid principal balance of the DIP Financing as of the Closing date and the Holdback, by Federal Funds wire transfer;

(b) An instrument of assignment and assumption of liabilities with respect to the Assumed Liabilities, reasonably satisfactory in form and substance to counsel for Sellers;

(c) A certificate, dated the Closing Date, duly executed by its President, certifying the accuracy of the matters set forth in Section 7.1(a) and Section 7.1(b); and

(d) A settlement statement in form and substance satisfactory to the parties hereto, regarding certain Closing matters, including any adjustments to the Purchase Price. Executed by Buyer.

ARTICLE 4. REPRESENTATIONS AND WARRANTIES

SECTION 4.1 Representations and Warranties of Sellers. Sellers hereby represent and warrant to Buyer as follows:

(a) Corporate Organization. Each Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Seller has all requisite corporate power and authority to own its properties and assets and to conduct its businesses as now conducted.

(b) Qualification to Conduct Business. Each Seller is duly qualified to do business and is in good standing in every jurisdiction in which the character of the properties owned or leased by it or the nature of the businesses conducted by it makes such qualification necessary.

(c) Authorization and Validity. Each Seller has, or on the Closing Date will have, as applicable, all requisite corporate power and authority to enter into this Agreement to which such Seller is or will become a party and, subject to the (i) Bankruptcy Court’s entry of the Orders, and (ii) receipt of all Consents, to perform its obligations hereunder and thereunder, the execution and delivery of this Agreement and the performance of such Sellers’ obligations hereunder and thereunder, has been, or on the Closing Date will be, duly authorized by all necessary corporate action of such Seller, and no other corporate proceedings on the part of such Seller are necessary to authorize such execution, delivery and performance. This Agreement has been or on the Closing Date will be, duly executed by each Seller, and, subject to the Bankruptcy Court’s entry of the Orders, constitutes or will, when executed and delivered, constitute each Seller’s valid and binding obligation, enforceable against each Seller in accordance with their respective terms. The boards of directors of Holdings and Sub have each resolved to request that the Bankruptcy Court approve this Agreement and the transactions contemplated hereby. Subject to the entry of the Bidding Procedures Order, each Seller has full power and authority to grant the Break-Up Fee and the Expense Reimbursement.

(d) No Conflict or Violation. Subject to the (i) receipt of all Consents and (ii) the Bankruptcy Court’s entry of the Orders, the execution, delivery and performance by each Seller of this Agreement to which any of them is or will become a party do not and will not (a) violate or conflict with any provision of the Certificate of Incorporation or By-laws of any Seller, (b) violate any provision of law, or any order, judgment or decree of any Government applicable to any Seller, (c) result in or require the creation or imposition of any Liens on any of the Acquired Assets; or (d) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any Contract entered into by any Seller after such Seller’s respective Petition Date, by which the applicable Seller is bound or to which the assets of the applicable Seller are subject.

(e) Consents and Approvals. Schedule 4.1(e) sets forth a true and complete list of each consent, waiver, authorization or approval of any Person and each material declaration to or filing or registration with any Government that is required to be obtained by any Seller in connection with the execution and delivery by it of this Agreement or the performance by it of its obligations hereunder or thereunder, including, without limitation, any and all material consents and approvals that are required to be obtained, or rights of first refusal, first offer or other similar preferential rights to purchase that are required to be complied with, in connection with the assignment or transfer of any Acquired Assets to Buyer in accordance with the terms of this Agreement (collectively, the “Consents”).

(f) Compliance with Laws. Each Seller is in compliance with all applicable laws, regulations, orders or other legal requirements to which such Seller is subject. No Seller has received written notice of any violation of any law, regulation, order or other legal requirement and no Seller is in default with respect to any order, writ, judgment, award, injunction or decree of any Government.

(g) Title to Acquired Assets. Subject to the entry of the Bankruptcy Sale Order, at the Closing, Sellers has or will obtain good and marketable title to or a valid and enforceable right by Contract to use the Acquired Assets which shall be transferred to Buyer free and clear of all Liens. Except for the Excluded Assets, the Acquired Assets constitute all of the assets of Sellers and are adequate to conduct the Business as currently conducted.

(h) Accounts Receivable. All Accounts Receivable of Sellers have been properly recorded on the books and records of Sellers in accordance with GAAP consistently applied by Sellers in accordance with past practices of Sellers. Schedule 4.1(h) contains a true and complete list of Sellers’ Accounts Receivable as of March 31, 2008.

(i) Inventory. All Inventory of Sellers has been properly recorded on the books and records of Sellers in accordance with GAAP in accordance with past practices of Sellers. Schedule 4.1(i) contains a true and complete list of Sellers’ Inventory as of March 31, 2008.

(j) Absence of Certain Infirmities. Other than having filed the Bankruptcy Cases and operating the Business subject to protection under chapter 11 of the Bankruptcy Code,

since January 1, 2008, the Sellers have conducted the Business in all respects in the Ordinary Course of Business, and there has not been:

(i) any material damage, destruction or other casualty or loss (whether or not covered by insurance) affecting any of the Acquired Assets or any portion thereof that has not been repaired: or

(ii) any sale or other disposition of any assets (including, without limitation, discounting of accounts receivable) used or useful in the Business, other than sales of inventory in the Ordinary Course of Business consistent with Sellers’ past practice.

(k) Collective Bargaining Agreements. The Sellers are not parties to any collective bargaining agreement or similar labor or employment agreement.

(l) Financial Data. Seller has delivered to Buyer: (i) the unaudited consolidated financial statements for the fiscal year ending December 31, 2007; and (ii) the unaudited consolidated financial statements for the two months ended February 28, 2008 (all such financial data being hereinafter collectively referred to as the “Financial Data”). To the Knowledge of Sellers, the Financial Data is true, complete and accurate in all material respects, has been prepared in accordance with GAAP, is not misleading and fairly reflects to the extent applicable (i) the consistent application of such accounting principles throughout the periods involved, if any, and (ii) the financial positions, results, operations and changes in the financial position of the Business as of such dates and for the periods then ended. The Financial Data has been prepared from, and are in accordance with, the Sellers’ accounting records.

(m) No Material Adverse Change. Other than the filing of the Bankruptcy Cases and the resulting implications therefrom (i.e., reduced access to cash, reduced sales, change in manner in which Business is conducted between Sellers and Diomed Ltd.), since the respective dates of the Financial Data, there has not been or occurred any event or circumstance with respect to the Business, or any other operations, prospects, assets, results of operations or condition (financial or other) of Sellers, which has had or could have a Material Adverse Effect on the Business, and no event has occurred or circumstance exists that may result in such a Material Adverse Effect.

(n) Schedule 1.1(b) is a true and complete list of the Acquired Contracts that relate to the Business.

(o) Legal Proceedings. Other than filing of the Bankruptcy Cases, and except as set forth on Schedule 4.1(o), (i) neither Seller is subject to any order of, or written agreement or memorandum or understanding with the Government relating to the Business, (ii) there exists no litigation, action, suit, claim, investigation or other legal proceeding pending, or, to the Knowledge of Sellers, any litigation, action, suit, investigation, claim, investigation or other legal proceeding threatened against or affecting the Business or the Acquired Assets, or which could prohibit or impede the transactions contemplated by this Agreement, (iii) in the past three years there have been no claims, actions, proceedings, or investigations against the Business or any of the Acquired Assets, and (iv) there are no pending or threatened warranty claims relating to Products at any time manufactured, distributed or sold or services at any time performed by Seller, and there have been no such claims during the Seller’s current fiscal year.

(p) Permits. Sellers have obtained all Permits necessary for the operation of the Business, and Sellers have complied with all of the Permits. All Permits necessary for the operation of the Business are listed on Schedule 1.1(h).

(q) Taxes. Seller have prepared and duly filed or caused to be duly filed all Tax Returns and reports relating to the Business and the Acquired Assets and required to be filed with any Government prior to the Closing Date. Except as described in Schedule 4.1(q), Sellers have paid, or withheld and remitted, in full, all Taxes due and owing and all claims, demands, assessments, judgments, costs, and expenses connected therewith. Except as described in Schedule 4.1(q), Sellers are not a party to any action or proceeding, nor to the Knowledge of Sellers, is any such action or proceeding contemplated or threatened, for the assessment or collection of any Taxes relating to the Business or the Acquired Assets, and no deficiency notices or reports have been received by Sellers in respect of any Tax relating to the Business or the Acquired Assets.

(r) Schedule 1.1(f) is a true and complete list of the Intellectual Property that relates to the Business, including Intellectual Property in which Diomed Ltd. has an interest, as designated on Schedule 1.1(f).

(s) Disclosure. No representation or warranty or other statement made by Sellers in this Agreement or the certificate delivered pursuant to Section 3.2(e), or otherwise in connection with the transactions contemplated by this Agreement contains or will contain any materially untrue statement of fact or omits to state or will omit to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading. To the Knowledge of Sellers, other than the filing of the Bankruptcy Cases and the resulting implications therefrom, there is no fact that has specific application to the Business (other than general economic or industry conditions) and that may materially adversely affect the Acquired Assets or the prospects, financial condition, or results of operations of the Business that has not been set forth in this Agreement. Notwithstanding the foregoing provisions of this Section 4.1(s), Buyer acknowledges that Buyer's direct or indirect acquisition of the assets of Diomed Ltd. consistent with Section 7.2(h) and continuing ownership of substantially all assets of Diomed Ltd. concurrently with the Acquired Assets will be required for Buyer to operate the Business after Closing.

SECTION 4.2 Representations and Warranties of Buyer. Buyer hereby represents and warrants to Sellers as follows:

(a) Corporate Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own its properties and assets and to conduct its businesses as now conducted.

(b) Qualification to Conduct Business. Buyer is duly qualified to do business as a domestic corporation and is in good standing in every jurisdiction in which the character of the properties owned or leased by it or the nature of the businesses conducted by it makes such qualification necessary.

(c) Authorization and Validity. Buyer has, or on the Closing Date will have, all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the performance of Buyer’s obligations hereunder and thereunder have been, or on the Closing Date will be, duly authorized by all necessary corporate action by the Board of Directors of Buyer, and no other corporate proceedings on the part of Buyer are necessary to authorize such execution, delivery and performance. This Agreement has been or on the Closing Date will be, duly executed by Buyer and constitute, or will constitute, when executed and delivered, Buyer’s valid and binding obligations, enforceable against it in accordance with their respective terms except as may be limited by bankruptcy or other laws affecting creditors’ rights and by equitable principles.

(d) No Conflict or Violation. The execution, delivery and performance by Buyer of this Agreement to which Buyer is or will become a party do not and will not (i) violate or conflict with any provision of the Certificate of Incorporation or Bylaws of Buyer, (ii) violate any provision of law, or any order, judgment or decree of any court or Government applicable to Buyer; or (iii) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any Contract to which Buyer is party or by which Buyer is bound or to which any of Buyers properties or assets is subject.

(e) Adequate Assurances Regarding Acquired Contracts. Buyer is capable of satisfying the conditions contained in sections 365(b)(1)(C) and 365(f)(2)(B) of the Bankruptcy Code with respect to the Acquired Contracts.

(f) Litigation. Other than as set forth in Schedule 4.2(f), there are no claims, actions, suits, proceedings or investigations pending or, to the Knowledge of Buyer, threatened, before any federal or state court, Government or Person brought by or against Buyer, or any Related Person of Buyer that could reasonably be expected to affect the ability of Buyer to consummate the transactions contemplated by this Agreement.

(g) Adequacy of Funds. Buyer has and on the Closing Date will have access to sufficient resources to fund the Total Consideration and has provided Sellers proof thereof prior to the date of this Agreement.

SECTION 4.3 Warranties Are Exclusive. The parties acknowledge that the representations and warranties contained in this Article 4 are the only representations or warranties given by the parties and that all other express or implied warranties are disclaimed. Without limiting the foregoing, Buyer acknowledges that the Acquired Assets are conveyed “AS IS”, “WHERE IS” and ‘”WITH ALL FAULTS” and that all warranties of merchantability or fitness for a particular purpose are disclaimed. WITHOUT LIMITING THE FOREGOING, BUYER ACKNOWLEDGES THAT SELLERS AND THEIR RELATED PERSONS AND AFFILIATES HAVE MADE NO REPRESENTATION OR WARRANTY CONCERNING ANY (A) USE TO WHICH THE ACQUIRED ASSETS MAY BE PUT; (B) FUTURE REVENUES, COSTS, EXPENDITURES, CASH FLOW, RESULTS OF OPERATIONS, FINANCIAL CONDITION OR PROSPECTS THAT MAY RESULT FROM THE OWNERSHIP, USE OR SALE OF THE ACQUIRED ASSETS OR THE ASSUMPTION OF THE ASSUMED LIABILITIES; OR (C) OTHER INFORMATION OR DOCUMENTS MADE AVAILABLE TO BUYER OR ITS AFFILIATES OR RELATED PERSONS.

ARTICLE 5. COVENANTS AND OTHER AGREEMENTS

SECTION 5.1 Pre-Closing Covenants of Sellers. Sellers covenant to Buyer that during the period from the Execution Date through and including the Closing Date:

(a) Conduct of Business Before the Closing Date. Unless otherwise agreed by Sellers and Buyer, Sellers shall conduct the Business in all material respects in the Ordinary Course of Business and shall use commercially reasonable efforts to preserve intact the Business and relationships with third parties. Without obtaining the prior consent of Buyer to take any actions not permitted or required by the following clauses, Sellers:

(i) shall not take or agree to commit to take any action that would make any representation or warranty of any Seller inaccurate in any material respect at, or as of any time prior to, the Closing Date;

(ii) shall keep in full force and effect and pay all premiums and other amounts due under the insurance policies;

(iii) shall not make any change in its general pricing practices or policies or any material change in its credit or allowance practices or policies, except to the extent reasonably necessary to be competitive;

(iv) shall not sell or dispose of any Acquired Assets other than sales of products and Inventory in the Ordinary Course of Business;

(v) shall not make any material modification to any Acquired Contract; and

(vi) shall not discount Accounts Receivable or Inventory other than in the Ordinary Course of Business.

(b) Cooperation. Sellers shall use commercially reasonable efforts to (i) obtain the Consents and (ii) take, or cause to be taken, all action and to do, or cause to be done, all things necessary or proper, consistent with applicable law, to consummate and make effective as soon as possible the transactions contemplated hereby.

(c) Access to Records and Properties. Buyer shall be entitled, at its expense, and Sellers shall permit Buyer to conduct such investigation of the condition (financial or otherwise) of the Business, businesses, assets, properties or operations of Sellers as Buyer shall reasonably deem appropriate for a period up to and included fifteen (15) days following the date of full execution of this Agreement (the “Extended Diligence Period”). During the Extended Due Diligence Period Buyer shall be entitled to add or subtract from any Schedules to this Agreement by written notice to Sellers.

(d) Notice of Certain Events. Sellers shall promptly notify Buyer of, and furnish Buyer any information it may reasonably request with respect to, the occurrence of any event or condition or the existence of any fact that would reasonably be expected to cause any of the conditions to Buyer’s obligations to consummate the transaction(s) contemplated by this Agreement not to be fulfilled.

(e) Assents from Secured Creditors. Prior to the hearing on the Sale Motion, Sellers shall obtain all necessary assents from Secured Creditors such that the sale contemplated under this Agreement may be free and clear of liens, claims and encumbrances, pursuant to Section 363(f) of the Bankruptcy Code.

SECTION 5.2 Pre-Closing Covenants of Buyer. Buyer covenants to Sellers that, during the period from the Execution Date through and including the Closing Date or the earlier termination of this Agreement:

(a) Cooperation. Buyer shall use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary or proper, consistent with applicable law, to consummate and make effective as soon as possible the transactions contemplated hereby.

(b) Adequate Assurances Regarding Acquired Contracts and Required Orders. With respect to each Acquired Contract, Buyer shall provide adequate assurance of the future performance of such Acquired Contract by Buyer. Buyer shall promptly take such actions as may be reasonably requested by Sellers to assist Sellers in obtaining the Bankruptcy Court’s entry of the Bankruptcy Sale Order and any other order of the Bankruptcy Court reasonably necessary to consummate the transactions contemplated by this Agreement.

(c) Notice of Certain Events. Buyer shall promptly notify Sellers of, and furnish Sellers any information it may reasonably request with respect to, the occurrence of any event or condition or the existence of any fact that would reasonably be expected to cause any of the conditions to Sellers’ obligations to consummate the transactions contemplated by this Agreement not to be fulfilled.

SECTION 5.3 Employment Covenants and Other Undertakings.

(a) Employee Benefits. Sellers shall retain all liabilities and obligations in respect of their past, present and future employees under applicable laws and the Sellers’ Employee Benefit Plans. Without limiting the generality of the foregoing, Buyer shall have no liability or obligation whatsoever under the Sellers’ Employee Benefit Plans nor shall Buyer assume the sponsorship of the Sellers Employee Benefit Plans. Prior to or upon commencement of employment with Buyer of any employees of Sellers hired by Buyer as of or after the Closing, Buyer shall offer such employees and their dependents employee benefits on such terms and conditions as Buyer may, in its sole discretion, determine.

(b) Future Employment. Buyer, in its sole discretion, may offer employment from and after the Closing to such employees or former employees of Sellers, and on such terms and conditions as Buyer may determine, in its sole discretion.

(c) No Right to Employment. Nothing herein expressed or implied shall confer upon any of the employees of any Seller, Buyer or any of their or its respective Affiliates, any rights or remedies, including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement. Buyer shall not be required to hire any employee of either Seller.

(d) Other Obligations. Except as otherwise required by law, specified in this Agreement, or otherwise agreed in writing by Buyer and/or its Affiliates, neither Buyer nor its Affiliates shall be obligated to provide any severance, separation pay or other payments or benefits, including any key employee retention payments, to any employee of any Seller on account of any termination of such employee’s employment on or before the Closing Date, and such benefits (if any) shall be payable by Sellers.

(e) Employee and Retiree Information. To the extent necessary to enable Buyer to meet any obligation Buyer elects to undertake to any employees, former employees and retirees of Sellers after the Closing Date, on Schedule 5.3(e) Sellers shall provide to Buyer, in a format reasonably acceptable to Buyer, the name, social security number, current work location, dates of service, most recent job position and most recent annual salary or wage rate of each employee of Sellers; provided, that Sellers shall be obligated to provide only such information as may be reflected on Sellers’ records. Sellers shall provide Buyer copies of all employment agreements between each Seller and any employees of such Seller. For purposes of maintaining the privacy of employees, the version of Schedule 5.3(e) filed of record with the Bankruptcy Court may contain redactions at the discretion of the Sellers.

ARTICLE 6. TAXES

SECTION 6.1 Taxes Related to Purchase of Acquired Assets. All Taxes, including, without limitation, all state and local Taxes in connection with the transfer of the Acquired Assets, and all recording and filing fees (collectively, “Transaction Taxes”), that may be imposed by reason of the sale, transfer, assignment and delivery of the Acquired Assets and that are not exempt under section 1146(a) of the Bankruptcy Code, shall be borne by Buyer. Buyer and Sellers shall cooperate to (a) determine the amount of Transaction Taxes payable in connection with the transactions contemplated under this Agreement, (b) provide all requisite exemption certificates and (c) prepare and file any and all required Tax Returns for or with respect to such Transaction Taxes with any and all appropriate Government taxing authorities.

SECTION 6.2 Cooperation on Tax Matters

(a) Buyer and Sellers shall furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance relating to the Acquired Assets and the Assumed Liabilities as is reasonably necessary for the preparation and filing of any Tax Return, claim for refund or other required or optional filings relating to Tax mailers, for the preparation for and proof of facts during any Tax audit, for the preparation for any Tax protest, for the prosecution or defense of any suit or other proceeding relating to Tax matters and for the answer to any Government relating to Tax matters.

(b) Buyer shall retain possession of all accounting, business, financial and Tax records and information (i) relating to the Acquired Assets or the Assumed Liabilities that are in existence on the Closing Date and transferred to Buyer hereunder; and (ii) coming into existence after the Closing Date that relate to the Acquired Assets or the Assumed Liabilities before the Closing Date, for the minimal period from the Closing Date as required by the Internal Revenue Code. Buyer shall give Sellers notice and an opportunity to retain any such records in the event that Buyer determines to destroy or dispose of them after such period. In addition, from and after the Closing Date, Buyer shall provide access to Sellers and their Related Persons (after reasonable notice and during normal business hours and without charge), to the books, records, documents and other information relating to the Acquired Assets or the Assumed Liabilities as

Sellers may reasonably deem necessary to (i) properly prepare for, file, prove, answer, prosecute and defend any such Tax Return, claim, filing, tax audit, tax protest, suit, proceeding or answer; or (ii) administer or complete any cases under chapter 11 of the Bankruptcy Code of Sellers. Such access shall include, without limitation, access to any computerized information retrieval systems relating to the Acquired Assets or the Assumed Liabilities.

SECTION 6.3 Allocation of Purchase Price. Buyer and Sellers will allocate the Total Consideration among the Acquired Assets in accordance with a schedule to be reasonably agreed by them prior to the Closing Date (the “Allocation”). The Allocation will be binding upon Buyer and Sellers and their respective successors and assigns, and none of the parties to this Agreement will take any position (whether in returns, audits or otherwise) that is inconsistent with the Allocation. Buyer and Sellers will report the purchase and sale of the Acquired Assets on all tax returns, including, without limitation, Form 8594 as provided for in section 1060 of the Code, in accordance with the Allocation and will cooperate in timely filing with the Internal Revenue Service their respective Forms 8594.

ARTICLE 7. CONDITIONS PRECEDENT TO PERFORMANCE BY PARTIES

SECTION 7.1 Conditions Precedent to Performance by Sellers. The obligation of Sellers to consummate the transactions contemplated by this Agreement is subject to the fulfillment, at or before the Closing, of the following conditions, any one or more of which (other than the conditions contained in Section 7.1(c) or (d)) may be waived by Sellers, in their sole discretion:

(a) Representations and Warranties of Buyer. The representations and warranties of Buyer made in Section 4.2 of this Agreement, in each case, shall be true and correct as of the Execution Date and as of the Closing Date as though made by Buyer again as of the Closing Date, except to the extent (i) such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date, and (ii) any inaccuracies in such representations and warranties would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) Performance of the Obligations of Buyer. Buyer shall have performed in all material respects all obligations required under this Agreement to which it is party which are to be performed by it on or before the Closing Date (except with respect to the obligation to pay the Total Consideration in accordance with the terms of this Agreement and any obligations qualified by materiality, which obligations shall be performed in all respects as required under this Agreement).

(c) Governmental Consents and Approvals. The Bankruptcy Court shall have entered the Bankruptcy Sale Order. The Bankruptcy Sale Order shall be in full force and effect, and no order staying, reversing, modifying, vacating or amending the Bankruptcy Sale Order shall be in effect on the Closing Date.

(d) No Violation of Orders. No preliminary or permanent injunction or other order of any court or Government that declares this Agreement invalid or unenforceable in any material respect or which prevents the consummation of the transactions contemplated hereby shall be in effect.

(e) No Litigation. There shall not be pending or threatened in writing by any Government any suit, action or proceeding (i) challenging or seeking to restrain, prohibit, alter or materially delay the consummation of any of the transactions contemplated by this Agreement or (ii) seeking to obtain from any Seller any damages in connection with the transactions contemplated hereby.

(f) Closing Deliveries. Buyer shall have made the deliveries contemplated under Section 3.3.

(g) Allocation. Buyer and Sellers shall have agreed upon the Allocation.

SECTION 7.2 Conditions Precedent to the Performance by Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing, of the following conditions, any one or more of which (other than the conditions contained in Section 7.2(c) or (d)) may be waived by Buyer, in its sole discretion:

(a) Representations and Warranties of Sellers. The representations and warranties of Sellers made in Section 4.1 of this Agreement shall be true and correct as of the Execution Date and as of the Closing Date as though made by Sellers again as of the Closing Date, except to the extent (i) such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date and (ii) any inaccuracies in such representations and warranties would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) Performance of the Obligations of Sellers. Sellers shall have performed in all material respects all obligations required under this Agreement to which any Seller is party to be performed by any Seller on or before the Closing Date (except with respect to any obligations qualified by materiality, which obligations shall be performed in all respects as required under this Agreement).

(c) Governmental Consents and Approvals. The Orders shall have been entered and become Final Orders.

(d) No Violation of Orders. No preliminary or permanent injunction or other order of any court or Government that declares this Agreement invalid in any material respect or prevents the consummation of the transactions contemplated hereby shall be in effect.

(e) No Litigation. There shall not be pending or threatened in writing by any Government any suit, action or proceeding, (i) challenging or seeking to restrain, prohibit, alter or materially delay the consummation of any of the transactions contemplated by this Agreement, (ii) seeking to obtain from Buyer or any of its Affiliates any damages in connection with the transactions contemplated hereby or (iii) seeking to prohibit Buyer or any of its Affiliates from effectively controlling or operating any portion of the Acquired Assets.

(f) No Material Adverse Effect. There shall not have occurred any event, fact or circumstance that has had, or is reasonably likely to have, a Material Adverse Effect.

(g) Closing Deliveries. Sellers shall have made the deliveries contemplated under Section 3.2.

(h) Assets of Diomed Ltd. Buyer shall have acquired as of the Closing Date, all of the assets of Diomed Ltd. other than cash, intercompany balances owed to Diomed Ltd. by Sellers and any other assets of Diomed Ltd. that are specifically excluded from the purchase agreement by and between the administrator of Diomed Ltd. and Buyer or its affiliate.

(j) Condition of Acquired Assets. Other than (i) the sale of inventory in the ordinary course, (ii) the collection of Accounts Receivable in the ordinary course, and (iii) reasonable wear and tear with respect to Owned Machinery and Equipment, the Acquired Assets have not become subject to damage or other casualty causing a damage to Acquired Assets of a value exceeding $100,000.

(k) Acquired Contract Cure. Sellers shall, consistent with section 365(b)(1)(A) of the Bankruptcy Code, either pay undisputed cure claims relating to Acquired Contracts on the Closing Date or provide for a reservation of funds sufficient to pay the alleged amount of any disputed cure claim relating to an Acquired Contract on the Closing Date.

ARTICLE 8. TERMINATION

SECTION 8.1 Conditions of Termination. This Agreement may be terminated only in accordance with this Section 8.1. This Agreement may be terminated at any time before the Closing as follows:

(a) By mutual written consent of Sellers and Buyer;

(b) By Sellers, by written notice to Buyer, or by Buyer, by written notice to Sellers, on or after the date that is 65 days after the Execution Date (the “Termination Date”), subject, however, to extension by the mutual written consent of Sellers and Buyer, if the Closing shall not have occurred on or prior to the Termination Date; provided, however that a party shall not have the right to terminate this Agreement under this Section 8.1(b) if any Seller (in case of termination by Sellers) or Buyer (in case of termination by Buyer) is then in material breach of this Agreement;

(c) By Sellers, by written notice to Buyer, or by Buyer, by written notice to Sellers, if any injunction or other order restricting the transactions contemplated by this Agreement shall have become effective; provided, however that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) has used its commercially reasonable efforts to remove such injunction or other order;

(d) By Sellers, by written notice to Buyer, if Sellers have previously provided Buyer with written notice of any inaccuracy of any representation or warranty contained in Section 4.2 which inaccuracy could reasonably be expected to result in, individually or in the aggregate with the results of other inaccuracies, a Material Adverse Effect, or a material failure to perform any covenant of Buyer contained in this Agreement, and Buyer has failed, within five Business Days after receipt of such notice, to remedy such inaccuracy or perform such covenant or provide reasonably adequate assurance to Sellers of Buyer’s ability to remedy such inaccuracy or perform such covenant; provided, that no Seller shall have the right to terminate this Agreement under this Section 8.1(d) if any Seller is in material breach of this Agreement at the time either Seller gives such notice;

(e) By Buyer, by written notice to Sellers, if Buyer has previously provided Sellers with written notice of any inaccuracy of any representation or warranty of any Seller contained in Section 4.1 which inaccuracy could reasonably be expected to result in, individually or in the aggregate with the results of other inaccuracies, a Material Adverse Effect, or a material failure to perform any covenant of any Seller contained in this Agreement, and any Seller has failed, within five Business Days after receipt of such notice, to remedy such inaccuracy or perform such covenant or provide reasonably adequate assurance to Buyer of such Seller’s ability to remedy such inaccuracy or perform such covenant; provided, that Buyer shall not have the right to terminate this Agreement under this Section 8.1(e) if Buyer is in material breach of this Agreement at the time it gives such notice;

(f) By Buyer, by written notice to Sellers, if (i) the Bidding Procedures and Sale Motion is not filed with the Bankruptcy Court within five Business Days after the Execution Date, (ii) the Bidding Procedures Order in form and substance acceptable to Buyer is not entered by the Bankruptcy Court within 15 days of the Execution Date or (iii) the Bankruptcy Sale Order in form and substance acceptable to Buyer is not entered by the Bankruptcy Court within 65 days of the Execution Date;

(g) By Buyer, written notice to Sellers within the Extended Diligence Period, if the results of Buyer’s due diligence investigation under Section 5.1(c) is not satisfactory to Buyer, in its sole discretion;

(h) Automatically, if Sellers enter into a definitive written agreement providing for an Alternative Transaction pursuant to the Bidding Procedures Order; and

(i) By Buyer, by written notice to Sellers delivered within one Business Day after gaining knowledge of such damage, if damage to the Acquired Assets in excess of $100,000 occurs prior to the Closing Date; provided, that if damage or casualty to Acquired Assets exceeding $100,000 occurs, Buyer shall have the option in lieu of terminating this Agreement, which option shall be exercisable by Buyer in its sole discretion in writing delivered to Sellers not less than one Business Day prior to the Closing, to reduce Total Consideration otherwise payable by Buyer by the amount that such damage or casualty exceeds $100,000.

SECTION 8.2 Effect of Termination; Remedies.

(a) In the event of termination pursuant to any provision of Section 8.1, this Agreement shall become null and void and have no effect with no liability on the part of Sellers or Buyer, or their respective Affiliates or respective Related Persons, with respect to this Agreement, except for any obligation or liability provided for in this Section 8.2.

(b) If Buyer terminates this Agreement pursuant to Section 8.1(f) or if this Agreement is terminated pursuant to Section 8.1(h), then, (i) within two Business Days after such termination, Sellers shall return the Buyer’s Deposit to Buyer and shall pay to Buyer the Expense Reimbursement in cash, and (ii) if Sellers enter into a definitive written agreement to consummate an Alternative Transaction within 90 days after such termination, Sellers also shall pay to Buyer a break-up fee in cash equal to $250,000 (the “Break-Up Fee”) upon the closing of such Alternative Transaction.

(c) If this Agreement is terminated pursuant to any of Section 8.1(a), Section 8.1(b), Section 8.1(c), Section 8.1(e), Section 8.1(g) and Section 8.1(i), then, within two Business Days after such termination, Sellers shall return the Buyer’s Deposit to Buyer.

(d) Any payments of the Break-Up Fee or Expense Reimbursement under this Section 8.2, and the return of the Buyer’s Deposit under this Section 8.2, shall be made by Sellers by wire transfer of immediately available funds to an account designated in writing by Buyer. Sellers acknowledge that the Break-Up Fee or Expense Reimbursement (or any portion thereof) are necessary and appropriate expenses for the administration of their estates, pursuant to sections 503 and 507 of the Bankruptcy Code, and that the Break-Up Fee and Expense Reimbursement (or any portion thereof) are allowed administrative expenses against each of their estates. In addition, the Break-Up Fee and the Expense Reimbursement shall be payable directly from and secured by the cash component consideration of the Alternative Transaction.

SECTION 8.3 Exclusive Remedy. Prior to the Closing Date, the parties’ only remedies for any claim arising out of or in connection with this Agreement shall be termination in accordance with this Article 8 and/or such other relief as may be granted by the Bankruptcy Court.

SECTION 8.4 DIP Loan. Notwithstanding anything to the contrary contained in this Article 8, Sellers shall continue to be obligated to repay the DIP Loan in accordance with its terms.

ARTICLE 9. SURVIVAL AND INDEMNIFICATION

SECTION 9.1 Survival; Indemnification.

(a) The representations and warranties of the parties contained in this Agreement shall survive the Closing until the date that is six (6) months after the Closing Date (the “Survival Period”). No party shall have any claim or right of recovery for any Breach of a representation or warranty unless (x) written notice is given by that party to the other party of the representation or warranty pursuant to which the claim is made or right of recovery is sought setting forth in reasonable detail the basis for the purported Breach of the representation or warranty, the amount or nature of the claim being made, if then ascertainable, and the general basis therefor and (y) such notice is given prior to the expiration of the Survival Period. For avoidance of doubt, the covenants and agreements of the parties which are intended by their terms to be performed after the Closing, shall survive in perpetuity except as they may be limited by a specific period of time expressly set forth therein.

(b) Sellers hereby indemnify and agree to hold Buyer and its officers, directors, shareholders, employees, affiliates, attorneys, accountants and agents (collectively, the “Buyer Parties”) harmless from, against and in respect of:

(i) any and all loss suffered or incurred by Buyer Parties by reason of any untrue or inaccurate representation, breach of warranty or non-fulfillment of any covenant by Sellers contained herein or in any schedule, exhibit, certificate, document or instrument delivered to Buyer pursuant hereto or in connection herewith;

(ii) any and all loss suffered or incurred by Buyer Parties in respect of, in connection with or arising out of any debts, liabilities or obligations of Sellers, other than the Assumed Liabilities;

(iii) any and all loss suffered or incurred by Buyer Parties in respect of, in connection with or arising out of any legal proceeding related to the operation of the Business prior to the Closing Date, whether or not pending on the Closing Date and whether or not disclosed on any Disclosure Schedule, including (x) any claim arising in connection with deaths, personal injuries, other injuries to persons, property damages or losses or deprivation of rights resulting from or related to any goods or services supplied by Seller, or (y) any environmental claim resulting from the operation of the Business prior to the Closing Date, in each case except to the extent such legal proceeding is expressly included in the Assumed Liabilities;

(iv) any loss incurred or suffered by the Buyer Parties arising out of or in connection with any failure by Sellers to comply with applicable bulk sales laws and bulk transfer tax laws in connection with the transactions contemplated hereby;

(v) any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including legal fees and expenses, incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnity; and

(vi) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with Sellers (or any Person acting on Sellers behalf) in connection with any of the transactions contemplated by this Agreement.

(c) Buyer hereby agrees to indemnify and hold Sellers and its officers, directors, shareholders, employees, affiliates, attorneys, accountants and agents (collectively, the “Seller Parties”) harmless from, against and in respect of:

(i) any and all loss suffered or incurred by any of the Seller Parties by reason of any untrue representation, breach of warranty or non-fulfillment of any covenant by Buyer contained herein or in any schedule, exhibit, certificate, document or instrument delivered to Sellers pursuant hereto or in connection herewith;

(ii) any and all loss suffered or incurred by any of the Seller Parties in respect of, in connection with or arising out of any Assumed Liabilities in conformity with representations, warranties and covenants of Seller in this Agreement;

(iii) any and all losses suffered or incurred by any of the Seller Parties arising from Buyer’s use or operation of the Business or the Acquired Assets from and after the Closing Date;

(iv) any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including legal fees and expenses, incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnity; and

(v) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with Buyer (or any Person acting on Buyer’s behalf) in connection with any of the transactions contemplated by this Agreement.

SECTION 9.2 Specific Performance. Each party acknowledges that in case of any breach of their covenants or other obligations, the others would suffer immediate and irreparable harm, which money damages would be inadequate to remedy, and accordingly, in case of any such breach each non-breaching party shall be entitled to obtain specific performance and other equitable remedies, in addition to other remedies provided in this Article 9.

SECTION 9.3 Exclusive Remedy. Following the Closing Date, the respective parties’ sole and exclusive remedies for any claim arising out of or in connection with this Agreement shall be those set forth in this Article 9 and in Section 2.4.

ARTICLE 10. BIDDING PROCEDURES

SECTION 10.1 Bidding Procedures.

(a) Bankruptcy Court Approval. On the Execution Date or within five Business Days after the Execution Date, Sellers shall prepare and file with the Bankruptcy Court a bidding procedures motion in form and substance satisfactory to Buyer in its sole discretion (the “Bidding Procedures Motion”), seeking entry of a bidding procedures order in the form of Exhibit D or in other form reasonably satisfactory to Buyer (the “Bidding Procedures Order”). Sellers shall use commercially reasonable efforts to obtain entry by the Bankruptcy Court of the Bidding Procedures Order as soon as practicable. The Bidding Procedures Order shall contain, among other provisions, those contained in Section 10.1(b) and, in addition, shall contain additional provisions regarding qualification of bidders, bidding requirements and other matters. Sellers shall provide to Buyer copies of any and all pleadings filed in opposition to or in respect of the Bidding Procedures Motion immediately upon their receipt. Sellers shall use their best efforts to resolve or oppose, as applicable, any such pleadings.

(b) Other Bids

(i) Buyer acknowledges that Sellers may receive bids (“Bids”) from prospective purchasers (such prospective purchasers who are Qualified Bidders (as defined in the Bidding Procedures and Sale Motion), the “Bidders”), including, without limitation, the exercise by subordinated secured noteholders (so long as such noteholders are Qualified Bidders (as defined in the Bidding Procedures and Sale Motion)) of the right to credit bid pursuant to applicable provisions of the Bankruptcy Code, for the sale of all of the Acquired Assets or other assets owned by Sellers as provided in the Bidding Procedures Order. All Bids shall be subject to bid incentives and protections set forth in this Section 10.1(b) and overbid protections set forth in Section 10.1(c) of this Agreement. The Bidding Procedures Order shall require that all Bids (other than Bids submitted by Buyer) will be submitted with two copies of this Agreement marked to show changes requested by the Bidder.

(ii) If Sellers receive any higher Bids, Sellers shall have the right to select, and seek final approval of the Bankruptcy Court for, the highest better Bid or Bids from the Bidders (the “Superior Bid”), which will be determined by considering, among other things, the (A) identity of the Bidder; (B) number, type and nature of any changes to this Agreement requested by the Bidder; (C) extent to which the identity of the Bidder or such modifications are likely to delay closing of the sale of the Acquired Assets and Assumed Liabilities to the Bidder and the cost to Sellers of such modifications or delay; (D) extent to which such Bid covers less than or more than all of the Acquired Assets and Assumed Liabilities; (E) form and amount of the total consideration to be received by Sellers and their bankruptcy estate; and (F) financial strength of the Bidder. Sellers shall provide copies of all Bids to Buyer.

(c) Overbid Protection. Sellers shall seek Bankruptcy Court approval of the following overbid protections: (A) no Bid will be considered by Sellers unless it is at least $150,000 more than the sum of (x) Total Consideration, (y) Break Up Fee and (z) Expense Reimbursement; and (B) a provision that Buyer will be credited with, and have added to the aggregate amount of its bid when comparing it to other bids, the amount of the Break-Up Fee and the Expense Reimbursement that will be earned by Buyer under Section 8.2 if it is not the successful bidder for the Acquired Assets.

SECTION 10.2 Sale Hearing and Entry of Bankruptcy Sale Order. Within two business days after the entry of the Bidding Procedures Order, Sellers shall file a Motion seeking the approval of the sale and transactions contemplated by this Agreement (the “Sale Motion”). The Sale Motion shall seek entry by the Bankruptcy Court of the Bankruptcy Sale Order. Sellers shall use commercially reasonable efforts to obtain entry by the Bankruptcy Court of the Bankruptcy Sale Order within 45 days of the Execution Date.

ARTICLE 11. MISCELLANEOUS

SECTION 11.1 Allowed Administrative Expenses. Buyer shall not be liable for any administrative expenses in connection with the Sellers’ or Diomed Ltd.’s bankruptcy or insolvency proceedings. All Allowed Administrative Expenses shall be paid by the Sellers and/or Diomed Ltd. as appropriate.

SECTION 11.2 Alternative Transaction. Notwithstanding anything herein to the contrary, Sellers may furnish information concerning Sellers, the Acquired Assets and the Assumed Liabilities to any Person in connection with a potential Alternative Transaction pursuant to the Bidding Procedures Order, provided that such Person executes and delivers to Sellers a confidentiality agreement on substantially the same terms and conditions as contained in the confidentiality agreement executed and delivered to the Sellers by the Buyer, and negotiate, enter into and consummate an Alternative Transaction.

SECTION 11.3 Further Assurances. At the request and the sole expense of the requesting party, Buyer or Sellers, as applicable, shall execute and deliver, or cause to be executed and delivered, such documents as Buyer or Sellers, as applicable, or their respective counsel may reasonably request to effectuate the purposes of this Agreement.

SECTION 11.4 Successors and Assigns

(a) Buyer shall have the right to assign to any Person or Persons (each, an “Assignee”) any of its rights or obligations (including the right to acquire any of the Acquired Assets) and may require any such Assignee to pay all or a portion of the Purchase Price and/or to assume all or a portion of those Assumed Liabilities that are both described in Section 1.3 and relate to the Acquired Assets acquired by the Assignee (“Assignable Liabilities”). In the event of any assignment pursuant to this Section 11.4(a) Buyer shall not be relieved of any liability or obligation hereunder; provided, however that Buyer shall, with Sellers’ approval, which shall not be unreasonably withheld, be fully released from such Assignable Liabilities upon their assumption by an Assignee.

(b) Sellers shall not assign this Agreement or any of their rights or obligations hereunder. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.

SECTION 11.5 Governing Law: Jurisdiction. This Agreement Shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of Delaware (without giving effect to the principles of conflicts of laws thereof), except to the extent that the laws of such State are superseded by the Bankruptcy Code or other applicable federal law. For so long as Sellers are subject to the jurisdiction of the Bankruptcy Court, the parties irrevocably elect, as the sole judicial forum for the adjudication of any matters arising under or in connection with the Agreement, and consent to the exclusive jurisdiction of, the Bankruptcy Court. In particular, the Bankruptcy Court shall retain original and exclusive jurisdiction over, among other matters, any and all disputes relating to Buyer's claims for payment of amounts from the Holdback for adjustments to Purchase Price under Section 2.4 and/or indemnification under Section 9.1.

SECTION 11.6 Expenses. Except as otherwise provided in this Agreement, each of the parties shall pay its own expenses in connection with this Agreement and the transactions contemplated hereby, including, without limitation, any legal and accounting fees, whether or not the transactions contemplated hereby are consummated.

SECTION 11.7 Broker’s and Finder’s Fees. Each of the parties represents and warrants that it has not engaged any broker or finder in connection with any of the transactions contemplated by this Agreement other than Jefferies & Company, Inc., which was engaged by Sellers prior to the Petition Date and whose fees and expenses shall not be an obligation of Buyer.

SECTION 11.8 Severability. In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of (a) the Execution Date and (b) the date this Agreement was last amended.

SECTION 11.9 Notices. All notices, requests, demands, consents and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (i) on the date of service, if served personally on the party to whom notice is to be given; (ii) on the day of transmission, if sent via facsimile transmission to the facsimile number given below: (iii) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service addressed to the party to whom notice is to be given; or (iv) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to Sellers:

Diomed Holdings, Inc./Diomed, Inc.

1 Dundee Park

Andover, MA 01810

Attention: James Wylie, President

Facsimile: (978) 475-8488

Email: jwylie@diomedinc.com

With a copy to:

McGuire Woods LLP

625 Liberty Avenue, 23rd Floor

Pittsburgh, PA 15222

Attention: Mark E. Freedlander

Facsimile: (412) 667-7967

Email: mfreedlander@mcguirewoods.com

If to Buyer:

AngioDynamics, Inc.

603 Queensbury Avenue

Queensbury, NY 12804

Attn: Eamonn P. Hobbs

Facsimile: (518) 798-3625

Email: eamonn@angiodynamics.com

With a copy to:

Bond, Schoeneck & King, PLLC

111 Washington Avenue

Albany, NY 12210

Attn: Gregory J. Champion, Esq.

Facsimile: (518) 533-3299

Email: gchampion@bsk.com

Any party may change its address or facsimile number for the purpose of this Section 11.9 by giving the other parties written notice of its new address in the manner set forth above.

SECTION 11.10 Post-Closing Covenants. Within five (5) business days following the Closing, Sellers shall advise all customers in a writing approved by Sellers and Buyer that (i) Buyer is the transferee of the Accounts Receivable. All monies received by Sellers after the Closing Date in payment of Accounts Receivable shall be received in trust by the Sellers for the benefit of the Buyer, and Sellers shall promptly upon receipt pay over such payments to the Buyer. Buyer and Seller agree, in this regard, to cooperate fully and to execute and deliver as expeditiously as possible such papers, checks and documents as are needed immediately to complete the transfer of such payments.

ARTICLE 12. HOLDBACK

SECTION 12.1 Holdback.

(a) Buyer will withhold $300,000 (the "Holdback") at the Closing, which amount shall be held in an interest bearing account by counsel to Buyer, to be paid in satisfaction of: (i) any amounts due to Buyer pursuant to Section 2.4 and (ii) any claims for indemnity pursuant to Section 9.1(b), in each case after such amounts have been determined to become due in accordance with the applicable terms of such section within the periods of time set forth therein. The Holdback shall be the exclusive source of payment to Buyer with respect to any amounts otherwise due to Buyer pursuant to Section 2.4 and/or any claims for indemnity pursuant to Section 9.1(b).

(b) Any amount of the Holdback not applied pursuant to Section 12.1(a) shall be paid to Sellers promptly after the expiration of the Survival Period.

ARTICLE 13. TREATMENT OF INCOMPLETE TERMS

SECTION 13.1 Identification of Incomplete Items. The parties acknowledge that on the date of execution of this Agreement, the schedules and exhibits listed below as incomplete items (the “Incomplete Items”) were either being amended or supplemented or had not yet been agreed upon by the parties. The parties agree that, in addition to any other condition set forth in this Agreement, the obligations of each of the parties under this Agreement are further conditioned upon the Incomplete Items being completed and approved by Buyer and Sellers, each in their sole and absolute discretion, during the Extended Due Diligence Period.

SECTION 13.2 Manner and Effect of Approval. An Incomplete Item will be deemed approved by Buyer and Sellers only when a final form of such Incomplete Item is approved in writing by Buyers and Sellers. Upon such approval, such completed Incomplete Items shall be attached to, and become a part of, this Agreement.

SECTION 13.3 Effect of Non-Approval. In the event that any Incomplete Item is not approved by Buyer and Sellers by the end of the Extended Due Diligence Period, this Agreement shall be terminated.

(Signatures on following page)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

BUYER:

ANGIODYNAMICS, INC.

By:	/s/ Eamonn P. Hobbs
Name:	Eamonn P. Hobbs
Title:	President and CEO

SELLERS:

DIOMED HOLDINGS, INC.

By:	/s/ James A. Wylie, Jr.
Name:	James A. Wylie, Jr.
Title:	President and CEO

DIOMED, INC.

By:	/s/ James A. Wylie, Jr.
Name:	James A. Wylie, Jr.
Title:	President and CEO

EXHIBIT A

The word “including” shall mean including without limitation. Any reference to the singular in this Agreement shall also include the plural and vice versa.

Certain Terms Defined. As used in this Agreement, the following terms have the following meanings:

“777 Patent” means U.S. Patent No. 6,398,777.

“Accounting Firm” has the meaning set forth in Section 2.4.

“Accounts Payable” has the meaning set forth in Section 1.3(a).

“Accounts Receivable” means all accounts receivable and notes receivable owed to the Sellers as of the Closing, including unpaid interest on any such accounts receivable and any security or collateral relating thereto.

“Acquired Assets” has the meaning set forth in Section 1.1.

“Acquired Contracts” has the meaning set forth in Section 1.1(b).

“Acquired Intellectual Property” has the meaning set forth in Section 1.1(f).

“Adjustment Notice” has the meaning set forth in Section 2.4.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such Person 1.2(h)

“Agreement” has the meaning set forth in the Preamble.

“Allowed Administrative Expense Claim” means a claim under section 503(b) of the Bankruptcy Code entitled to priority under section 501(a)(1) of the Bankruptcy Code, which is not disputed by Sellers.

“Alternative Transaction” means any transaction (regardless of the form thereof) involving a sale of all or any substantial portion of the Acquired Assets by Sellers to a purchaser or purchasers other than Buyer, or the proposal by Sellers of a plan of reorganization that does not contemplate the sale of the Acquired Assets by Sellers to Buyer in accordance with the terms of this Agreement.

“Assignee” has the meaning set forth in Section 11.4(a)

“Assumed Liabilities” has the meaning set forth in Section 1.3

“Bankruptcy Cases” has the meaning set forth in Recital A.

“Bankruptcy Code” has the meaning set forth in Recital A.

“Bankruptcy Court” has the meaning set forth in Recital A.

“Bankruptcy Rules” has the meaning set forth in Recital D.

i

“Bankruptcy Sale Order” has the meaning set forth in Recital D.

“Bidders” has the meaning set forth in Section 10.1(b)(i)

“Bidding Procedures Motion” has the meaning set forth in Section 10.1(a)

“Bidding Procedures Order” has the meaning set forth in Section 10.1(a)

“Bids” has the meaning set forth in Section 10.1(b)(i)

“Breach” means any breach of, or any inaccuracy in, any representation or warranty or any breach of, or failure to perform or comply with, any covenant or obligation, in or of this Agreement or any other contract, or any event which with the passing of time or the giving of notice, or both, would constitute such a breach, inaccuracy or failure.

“Break-Up Fee” has the meaning set forth in Section 8.2(b)

“Business” has the meaning set forth in Recital B.

“Business Day” means any day other than Saturday, Sunday and any day that is a legal holiday or a day on which banking institutions in New York City, New York are authorized by law or other governmental action to close.

“Buyer” has the meaning set forth in the Preamble.

“Buyer’s Deposit” has the meaning given it in Section 2.3.

“Cash” means all cash and cash equivalents.

“Claim” means all rights, claims, causes of action, defenses, debts, demands, damages, obligations, and liabilities of any kind or nature under contract, at law or in equity, known or unknown, contingent or matured, liquidated or unliquidated, and all rights and remedies with respect thereto, including, without limitation, causes of action arising under chapter 5 of the Bankruptcy Code or similar state statutes.

“Closing” has the meaning set forth in Section 3.1.

“Closing A/R Value” has the meaning set forth in Section 2.4.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Inventory Value” has the meaning set forth in Section 2.4.

“Code” means the Internal Revenue Code of 1986, as amended

“Consents” has the meaning set forth in Section 4.1(e).

“Contract” means any written contract, agreement, lease or sublease, license or sublicense, instrument, indenture, commitment or undertaking.

“Diomed Ltd.” means Diomed Limited, a limited liability company incorporated under the laws of the United Kingdom and Wales and a wholly-owned subsidiary of Sub.

“DIP Loan” has the meaning set forth in Section 2.2.

“DIP Loan Term Sheet” means the term sheet attached as Exhibit C.

“Employee Benefit Plans” means all employee benefit plans as defined in section 3(3) of ERISA. all compensation, pay, severance pay, salary continuation, bonus, incentive, stock option, retirement, pension, profit sharing or deferred compensation plans, Contracts, programs, funds or arrangements of any kind and all other employee benefit plans, programs, funds or arrangements (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated, and whether or not subject to ERISA) and any trust, escrow or similar agreement related thereto, whether or not funded.

“Excluded Assets” has the meaning set forth in Section 1.2.

“Excluded Liabilities” has the meaning set forth in Section 1.4.

“Expense Reimbursement” means reimbursement to Buyer of its actual documented out-of-pocket expenses (including professional fees) incurred in connection with the transactions contemplated by this Agreement, not to exceed $210,000.

“Extended Diligence Period” has the meaning set forth in Section 5.1(c).

“Final Order” means (i) an order or judgment of the Bankruptcy Court or any other court or adjudicative body as to which the time to appeal, petition for certiorari, or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for reargument or rehearing shall then be pending, or (ii) in the event that an appeal, writ of certiorari, reargument or rehearing thereof has been sought, such order of the Bankruptcy Court or any other court or adjudicative body shall have been affirmed by the highest court to which such order was appealed, or certiorari has been denied, or from which reargument or rehearing was sought, and the time to take any further appeal, petition for certiorari or move for reargument or rehearing shall have expired; provided, however, that no order shall fail to be a Final Order solely because of the possibility that a motion pursuant to Rule 60 of the Federal Rules of Civil Procedure or Bankruptcy Rule 9024 may be field with respect to such order.

“Financial Data” has the meaning set forth in Section 4.4(l).

“GAAP” means United States generally acceptable accounting principles as in effect as of the Execution Date.

“Government” means any agency, division, subdivision or governmental or regulatory authority or any adjudicatory body thereof, of the United States, or any state thereof.

“Holdback” has the meaning set forth in Section 12.1.

“Incomplete Item” has the meaning set forth in Section 12.1.

“Information Technology” has the meaning set forth in Section 4.

“Intellectual Property” means any and all patents, patent applications, trademarks, service marks, trade names, trade dress rights, internet domain names, trade secrets and copyrights;

foreign equivalent or counterpart rights having similar effect in any jurisdiction throughout the world; and registrations and applications for registration of any of the foregoing.

“Inventory” means all the finished goods, raw materials, work in process and inventoriable supplies owned by Sellers on the Closing Date.

“Knowledge of Buyer” or any other similar term or knowledge qualification means the actual knowledge of Eamonn P. Hobbs, after due inquiry.

“Knowledge of Sellers” or any other similar term or knowledge qualification means the actual knowledge of James Wylie and/or David Swank, after due inquiry.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien (judicial, statutory or other), conditional sale agreement, claim or liability.

“Material Adverse Effect” means taking into account the filing of the Bankruptcy Cases by Sellers and the implications arising therefrom, a state of facts, events, change or effect with respect to Sellers or Buyer, as the case may be, that results in a material adverse effect on the financial condition. business, operations, assets or liabilities of Sellers or Buyer, as the case may be, taken as a whole, but excludes any state of facts, event, change or effect caused by events, changes or developments relating to (A) changes or conditions affecting the Sellers’ industry generally, (B) changes in economic, regulatory or political conditions generally and (C) termination of the employment of any officer or other employee of either Seller prior to the Closing Date.

“Motion Date” means the date on which the Bidding Procedures and Sale Motion is filed with the Bankruptcy Court.

“Objection Period” has the meaning set forth in Section 2.4.

“Ordinary Course of Business” means that an action taken by a Person will be deemed to have been taken in the “Ordinary Course of Business” only if that action:

(i) is consistent in nature, scope and magnitude with the past practices of such Person, recognizing that the Sellers have filed the Bankruptcy Cases, and is taken in the ordinary course of the normal day-to-day operations of such Person;

(ii) does not require authorization by the board of directors or shareholders of such Person (or by any Person or group of Persons exercising similar authority) and does not require any other separate or special authorization of any nature, including prior approval of the Bankruptcy Court; and

(iii) is similar in nature, scope and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person, recognizing that the Sellers have filed the Bankruptcy cases.

“Orders” means the Bankruptcy Sale Order and the Bidding Procedures Order.

“Owned Machinery and Equipment” has the meaning set forth in Section 1.1(a).

“Payroll Liabilities” has the meaning set forth in Section 1.3(e).

“Permits” has the meaning set forth in Section 1.1(h).

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or Government.

“Petition Dates” has the meaning set forth in Recital A.

“Products” means any and all products manufactured by, distributed by and/or sold to customers of the Business.

“Purchase Price” has the meaning set forth in Section 2.1.

“Related Person” means, with respect to any Person, all past, present and future directors, officers, members, managers, stockholders, employees, controlling persons, agents, professionals, attorneys, accountants, lenders, investment bankers or representatives of any such Person.

“Sale Costs” means any costs of the sate (including Sellers’ professional fees) of the Acquired Assets or other claims that are required under the Sale Order to be paid.

“Sale Motion” has the meaning set forth in Section 10.2.

“SEC” means the U.S. Securities and Exchange Commission.

“Sellers” has the meaning set forth in the Preamble.

“Seller Parties” has the meaning set forth in Section 9.1.

“Supplies” means all tangible personal property, supplies, items and materials (including spare parts) owned by Sellers on the Closing Date.

“Survival Period” has the meaning set forth in Section 9.1.

“Target A/R Value” has the meaning set forth in Section 2.4.

“Target Inventory Value” has the meaning set forth in Section 2.4.

“Tax Return” means any report, return, information return, filing or other information, including any schedules, exhibits or attachments thereto, and any amendments to any of the foregoing required to be filed or maintained in connection with the calculation, determination, assessment or collection of any Taxes (including estimated Taxes).

“Taxes” means all taxes, however denominated, including any interest, penalties or additions to tax that may become payable in respect thereof, imposed by any Government, whether payable by reason of contract, assumption, transferee liability, operation of law or Treasury Regulation section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under state, local or foreign law), which taxes shall include all income taxes, payroll and employee withholding unemployment insurance, social security (or similar), sales and use, excise, franchise, gross receipts, occupation, real and personal property, stamp, transfer, workmen’s compensation, customs duties, registration, documentary, value added, alternative or add-on minimum, estimated, environmental (including taxes under section 59A of the Code) and other assessments or obligations of the same or a similar nature, whether arising before, on or after the Closing Date.

“Technology” means any and all inventions, discoveries, ideas, processes, formulae, designs, models, industrial designs, know-how, confidential information and proprietary information, whether or not patented or patentable, writings and other copyrightable works and works in progress, databases and software.

“Termination Date” has the meaning set forth in Section 8.1(b)

“Total Consideration” has the meaning set forth in Section 2.1.

“Transaction Taxes” has the meaning set forth in Section 6.1.